Exhibit 99.3

UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS AT JUNE 30, 2026 AND DECEMBER 31, 2025 AND FOR THE SIX MONTHS ENDED JUNE 30, 2026 AND 2025

PASQAL HOLDING SA

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (UNAUDITED)

In € thousand	Notes	June 30, 2026	December 31, 2025

Goodwill	6.1	19,643	19,676
Other intangible assets	6.2	18,858	17,451
Property, plant and equipment, net	6.3	30,346	28,119
Right-of-use assets		8,346	8,978
Deposits		8,802	8,421
Government grant receivables		8,667	1,198
Total non-current assets		94,662	83,844

Inventories, net	7.1	11,796	11,309
Trade receivables		6,109	5,608
Government grant receivables		3,009	8,181
Tax receivables		5,315	3,111
Other current assets		3,110	2,010
Cash and cash equivalents	7.2	110,835	73,762
Total current assets		140,175	103,980

Total Assets		234,837	187,824

In € thousand	Notes	June 30, 2026	December 31, 2025

Share capital	8.1	868	715
Share premium	8.1	211,131	70,158
Accumulated deficit		(124,889)	(32,533)
Other reserves	8.2	95,196	49,601
Loss for the period		(53,236)	(92,355)
Total equity		129,070	(4,415)

Borrowings	9	7,796	7,640
Lease liabilities		9,359	9,627
Employee benefit liabilities		15,161	11,051
Deferred tax liabilities		379	366
Deferred income from government grants	11	10,023	9,484
Total non-current liabilities		42,719	38,168

Borrowings	9	2,854	105,164
Lease liabilities		520	524
Provisions		357	356
Trade and other payables		13,911	9,556
Contract liabilities	12	28,237	22,977
Deferred income from government grants	11	6,931	7,409
Other current liabilities		10,237	8,084
Total current liabilities		63,048	154,070

Total shareholder’s equity and liabilities		234,837	187,824

The accompanying notes are an integral part of these condensed consolidated financial statements.

CONDENSED CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME (UNAUDITED)

		Six-month period ended
In € thousand	Notes	June 30, 2026	June 30, 2025
Revenue	13	4,872	4,286
Government grant income		2,950	3,544
Other operating income		182	1,275
Purchases of material		(2,569)	(2,692)
Changes in inventory		1,372	1,825
Employee salaries and benefit expenses	10	(41,594)	(15,353)
Professional services and other services	14	(19,553)	(8,261)
Depreciation and amortization		(4,302)	(4,396)
Other operating expenses		(518)	-
Operating loss		(59,161)	(19,773)
Change in fair value of financial liabilities at FVTPL	9	7,048	(3,033)
Finance income		1,414	1,101
Interest expense		(1,996)	(1,838)
Other financial expense		(521)	(2,608)
Loss before tax		(53,216)	(26,150)
Income (expense) tax benefit	15	(20)	31
Loss for the period		(53,236)	(26,118)

Other comprehensive loss		June 30, 2026	June 30, 2025

Items that may be reclassified to profit or loss in subsequent periods		(311)	10
Foreign currency translation adjustments		(311)	10

Items that will not be reclassified to profit or loss / income in subsequent periods		(11)	14
Remeasurement of defined benefit plans		(14)	19
Income tax impact		4	(5)
Other comprehensive (loss) / income for the period, net of tax		(322)	24
Total comprehensive loss for the period		(53,558)	(26,094)

Loss per share
Basic losses per share	16	(6.6)	(3.8)
Diluted losses per share	16	(7.3)	(3.8)

The accompanying notes are an integral part of these condensed consolidated financial statements.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (UNAUDITED)

In € thousand	Share capital	Share premium	Treasury shares	Accumulated deficit	Other reserves	Other comprehensive income	Loss of the period	Minority interests	Total equity

Balance at January 1, 2025	692	131,114	-	(75,811)	25,269	(94)	(48,498)	-	32,673
Allocation of profit / loss				(48,498)	-		48,498		-
Loss for the period	-	-	-	-	-	-	(26,118)	-	(26,118)
Variation in translation reserves						10			10
Remeasurement of defined benefit plans, net of tax	-	-	-	-	-	14	-	-	14
Total comprehensive loss for the period	-	-	-	-	-	24	(26,118)	-	(26,094)
Equity-settled share-based payments	-	-	-	-	559	-	-	-	559
Other variations	-	(91,776)	-	91,776	(391)	-	-	-	(391)
Total transactions with owners	-	(91,776)	-	91,776	168	-	-	-	168
Balance at June 30, 2025	692	39,339	-	(32,533)	25,438	(70)	(26,118)	-	6,747

Balance at December 31, 2025	715	70,158	-	(32,533)	49,584	16	(92,355)	-	(4,415)
Allocation of profit / loss	-	-	-	(92,355)	-	-	92,355	-	-
Loss for the period	-	-	-	-	-	-	(53,236)	-	(53,236)
Variation in translation reserves						(311)			(311)
Remeasurement of defined benefit plans, net of tax	-	-	-	-	-	(11)	-	-	(11)
Total comprehensive loss for the period	-	-	-	-	-	(322)	(53,236)	-	(53,558)
Issue of share capital	153	140,973	-	-	22,583	-	-	-	163,709
Equity-settled share-based payments	-	-	-	-	23,334	-	-	-	23,334
Other variations		-	-	-	-	-	-	-	-
Total transactions with owners	153	140,973	-	-	45,916	-	-	-	187,043
Balance at June 30, 2026	868	211,131	-	(124,889)	95,500	(305)	(53,236)	-	129,070

The accompanying notes are an integral part of these condensed consolidated financial statements.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

		Six-month period ended
in € thousand	Notes	June 30, 2026	June 30, 2025

CASH FLOW USED IN OPERATING ACTIVITIES
Cash used in operations	19	(25,194)	(19,956)
Net cash flows used in operating activities		(25,194)	(19,956)

CASH FLOW USED IN INVESTING ACTIVITIES
Acquisition of property, plant and equipment	6.3	(2,042)	(4,908)
Acquisition of intangible assets	6.2	(2,423)	(147)
Proceeds from sale of intangible asset		-	112
Receipt of government grants		375	1,359
Change in deposits		(380)	596
Purchases of subsidiary		(500)	(157)
Net cash flows used in investing activities		(4,970)	(3,145)

CASH FLOW FROM FINANCING ACTIVITIES
Proceeds from borrowings	9	83	43,518
Repayment of borrowings and lease liabilities	9	(1,123)	(1,588)
Interest paid		(188)	(407)
Proceeds from capital increases	8.1	68,480	-
Net cash flows from financing activities		67,251	41,523

Net increase in cash and cash equivalents		37,087	18,422

Cash and cash equivalents at the beginning of the six-month period		73,762	7,163
Effects of exchange rate changes on cash and cash equivalents		(14)	(61)
Cash and cash equivalents at the end of the six-month period		110,835	25,524

The accompanying notes are an integral part of these condensed consolidated financial statements.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 1. Corporate information and description of business

Pasqal Holding SAS (“the Company” or “the parent”) is a simplified corporation incorporated in France under French law. It was created in February 2026 as part of a group reorganization and is registered with the Evry Trade and Companies Register under number 101 390 649. The registered office is located at 24 Rue Emile Baudot, 91120 Palaiseau, France. The Company became the parent company of Pasqal SAS as part of the Group reorganization described in Note 2.2.

The Group is principally engaged in the development and commercialization of quantum computers based on neutral atoms arranged in 2D and 3D lattices, providing useful quantum advantages to its customers to solve real-world problems.

Note 2. Key events

2.1. Business Combination Agreement

On February 28, 2026, Pasqal Holding SAS entered into an agreement and plan of merger (as amended, the “Business Combination Agreement”) with Bleichroeder Acquisition Corp. II (“Bleichroeder”) and Bleichroeder Acquisition France Merger Sub 2 (“Merger Sub”) which, among other things and subject to the terms and conditions contained therein, provided for (a) the merger of Bleichroeder with and into Merger Sub (the “Reincorporation Merger”), with Merger Sub continuing as the surviving company (the “Bleichroeder Surviving Corporation”), and (b) the merger of Pasqal Holding SAS with and into Bleichroeder Surviving Corporation by way of a merger by absorption, with the Bleichroeder Surviving Corporation continuing as the surviving company and changing its name to Pasqal Holding SA (the “Merger”, and together with the Reincorporation Merger, the “Business Combination”). As of June 30, 2026, the proposed Business Combination had not been completed and remained subject to customary closing conditions, including the effectiveness of the registration statement filed with the U.S. Securities and Exchange Commission (“SEC”), shareholder approvals and other conditions set forth in the Business Combination Agreement. The Business Combination was completed on August 27, 2026 (the “Closing”), resulting in the creation of Pasqal Holding SA (“New Pasqal”). See Note 20 for further disclosures.

2.2. Group reorganization

During the first half of 2026, the Group implemented a legal reorganization in connection with its anticipated Business Combination. As part of this reorganization, Pasqal Holding SAS was established as the new parent company of the Group. During the first half of 2026, the shareholders of Pasqal SAS contributed their shares in Pasqal SAS to Pasqal Holding SAS in exchange for shares of Pasqal Holding SAS. The transaction was treated as a capital reorganization with no impact on the carrying values of assets and liabilities or total consolidated equity. All per share data were retroactively adjusted.

2.3. Financing

●	In continuation of the capital increase program initiated in December 2025, the Group proceeded with additional subscriptions of Series C Shares during January and February 2026. A total of 499,769 Series C Shares were issued over this period, generating proceeds of €69,738 thousand.

●	Following these Series C issuances, and upon completion of the Qualified Equity Financing as contractually defined in the redeemable bonds (“ORAs”) agreements, the ORAs were automatically redeemed in Series C Shares on March 2, 2026. As a result of this redemption, a total of 682,448 Series C Shares were issued to ORA holders on March 2, 2026. The ORAs were derecognized upon conversion into equity instruments, with the corresponding amount reclassified from financial liabilities to equity. See Notes 8 and 9 for further disclosures.

●	On March 4, 2026, in connection with the planned Business Combination, Bleichroeder and Merger Sub entered into a securities purchase agreement, as amended on May 23, 2026 (the “Pre-PIPE Securities Purchase Agreement”), with certain investors providing for the issuance of $312.5 million aggregate principal amount of senior unsecured bonds convertible into New Pasqal ordinary shares (the “Convertible Bonds”) and receive warrants to subscribe for a number of New Pasqal ordinary shares equal to 125% of the total number of New Pasqal ordinary shares into which the Convertible Bonds are initially convertible at closing date, at an initial exercise price of $12.00 per share subject to certain adjustments as set forth therein (the “Warrants”), for an aggregate purchase price of $250.0 million, reflecting a 20% original issue discount (the “March 2026 Financing” or “Pre-PIPE”). The Convertible Bonds bear interest at a rate of either 10% per annum payable in cash semi-annually however, if a payment in cash has not been made on a semi-annual payment date, payment on the next semi-annual Payment Date shall be in PIK at a rate of 12% per annum in payment-in-kind and are convertible at the option of the holder. Concurrently with the Closing on August 27, 2026, the Group consummated the March 2026 Financing. See Note 20 for further disclosures.

Note 3. Basis of preparation of the consolidated financial statements

3.1. Statement of compliance

The half-year condensed consolidated financial statements for the six-month period ended June 30, 2026 have been prepared in accordance with IAS 34 (Interim Financial Reporting) as issued by the International Accounting Standards Board (IASB).

The half-year condensed consolidated financial statements do not include all the information and disclosures required in the annual consolidated financial statements. The accompanying notes therefore relate to significant events and transactions of the period, and should be read in conjunction with the annual consolidated financial statements and related notes for the year ended December 31, 2025, included in the Company’s registration statement on Form 20-F.

The accounting policies adopted are consistent with those of the previous financial year and corresponding interim reporting period, except for the adoption of new and amended IFRS Accounting Standards as set out below:

●	Amendments to the Classification and Measurement of Financial Instruments (Amendments to IFRS 9 and IFRS 7) (issued on 30 May 2024)

●	Contracts Referencing Nature-dependent Electricity Amendments to IFRS 9 and IFRS 7 (issued on 18 December 2024).

The adoption of these amendments did not have a material impact on the Group’s half-year condensed consolidated financial statements.

IFRS 18 - Presentation and Disclosure in Financial Statements, and the amendments to the other standards, is effective for reporting periods beginning on or after 1 January 2027, but earlier application is permitted and must be disclosed. IFRS 18 will apply retrospectively. The Group does not intend to early adopt IFRS 18 and is currently working to identify all impacts the amendments will have on the primary financial statements and notes to the financial statements.

3.2. Authorization for issue

The half-year condensed consolidated financial statements were authorized for issue by the Group’s Board of Directors on September 23, 2026.

3.3. Judgments and use of estimates

The significant accounting estimates, assumptions and judgments applied in preparing these half-year condensed consolidated financial statements are consistent with those followed in the preparation of the Group’s consolidated annual financial statements for the year ended December 31, 2025.

Note 4. Liquidity risk

The Group is exposed to liquidity risk, i.e., the risk that it may be unable to meet its financial obligations as they fall due, taking into account the financing requirements associated with the development of its business.

The table below summarizes the Group’s net liquidity position as of June 30, 2026:

In € thousand	June 30, 2026	December 31, 2025

Cash and cash equivalent (1) (A)	110,835	73,762
Current borrowings	(2,854)	(105,164)
Of which ORA	-	(102,278)
Current borrowings excluding ORA(2) (B)	(2,854)	(2,886)
Trade and other payables	(13,911)	(9,556)
Other current liabilities	(10,237)	(8,084)
Trade payables and other current liabilities (C)	(24,149)	(17,641)
Net liquidity position (A) – (B) – (C)	83,832	53,235

(1)	Cash includes amounts received under the Korean grant agreement and IFA loan, with balances amounting to €2,716 thousand and €4,637 thousand, respectively, as of June 30, 2026. See Note 7.2 for further disclosures.
(2)	As of December 31, 2025, the ORAs were excluded from the calculation of the net liquidity position as they were redeemable in ordinary shares of the Company.

The consolidated financial statements as of June 30, 2026, have been prepared on a going concern basis. In assessing the Group’s ability to continue as a going concern for at least twelve months from the reporting date, management considered the Group’s cash position, projected operating results and cash flows, expected working capital requirements, planned capital expenditures, and the availability of additional sources of financing.

As of June 30, 2026, the Group had cash and cash equivalents of €110,835 thousand. In addition, on March 4, 2026 the Group entered into the Pre-PIPE Securities Purchase Agreement for the purchase of Convertible Bonds and Warrants with certain investors for an aggregate purchase price of $250,000 thousand, reflecting a 20% original issue discount. The Pre-PIPE was consummated concurrently with the Closing. See Notes 2 and 20 for further disclosures.

Management believes that its cash and cash equivalents as of June 30, 2026 will be sufficient to meet its working capital and capital expenditure needs for the next twelve months from the reporting date.

Based on the above, management concluded that the going concern basis of accounting remains appropriate as of June 30, 2026.

Note 5. Segment information

The Chief Executive Officer (CEO) is the Chief Operating Decision Maker (CODM). The CODM allocates resources and assesses performance at consolidated level using aggregated information based on the Group’s profit or loss.

The Group operates in a single operating segment which is the development and implementation of quantum computing solutions.

See Note 13 for further disclosure on revenue-related segment information.

Note 6. Non-current assets

6.1. Goodwill

Carrying amounts and changes during the period

Goodwill amounted to €19,643 thousand as of June 30, 2026 and to €19,676 thousand as of December 31, 2025, respectively. The movement during the period was due to the impact of changes in exchange rates.

As of June 30, 2026, the Group did not identify any indication of impairment.

6.2. Other intangible assets

Carrying amounts and changes during the period

In € thousand	Development costs	Concessions, patents, licenses and similar assets	Intangible assets in progress	Total
Gross intangible assets at January 1, 2026	1,765	14,396	6,305	22,467
Increase	-	67	2,362	2,429
Decrease	-	-	-	-
Translation adjustments	-	(88)	(33)	(121)
Changes in scope	-	-	-	-
Reclassification	203	-	(285)	(82)
Gross intangible assets at June 30, 2026	1,969	14,374	8,348	24,692

Amortization and depreciation of intangible assets at January 1, 2026	(1,495)	(3,520)	-	(5,016)
Increase	(139)	(698)	-	(836)
Decrease	-	-	-	-
Translation adjustments	-	18	-	18
Changes in scope	-	-	-	-
Reclassification	-	-	-	-
Amortization and depreciation of intangible assets at June 30, 2026	(1,634)	(4,199)	-	(5,834)

Net intangible assets at January 1, 2026	270	10,876	6,305	17,451
Increase	(139)	(631)	2,362	1,592
Decrease	-	-	-	-
Translation adjustments	-	(70)	(33)	(103)
Changes in scope	-	-	-	-
Reclassification	203	-	(285)	(82)
Net intangible assets at June 30, 2026	335	10,175	8,348	18,858

The increase in intangible assets under development as at June 30, 2026 primarily reflects development expenditures incurred by Pasqal SAS and Aeponyx that meet the capitalization criteria. Non-capitalized research and development costs amounted to €4,189 thousand and €4,030 thousand for the periods ended June 30, 2026 and June 30, 2025, respectively.

There were no indications of impairment of intangible assets as at June 30, 2026.

6.3. Property, plant & equipment

Carrying amounts and changes during the period

In € thousand	Plant, equipment and machinery	Fixtures and fittings	Office supplies	Transport equipment	Hardware equipment	Tangible assets in progress	Total
Gross property, plant and equipment at January 1, 2026	14,366	18,900	744	4	3,598	1,069	38,681
Increase	439	46	7	-	101	1,449	2,042
Decrease	-	-	-	-	-	-	-
Translation adjustments	(8)	(23)	(1)	-	64	-	32
Changes in scope	-	-	-	-	-	-	-
Reclassification	273	(54)	-	-	2,995 (1)	(191)	3,023
Gross property, plant and equipment at June 30, 2026	15,070	18,869	750	4	6,757	2,327	43,778

Amortization and depreciation of property, plant, and equipment at January 1, 2026	(4,670)	(2,722)	(158)	(4)	(3,008)	-	(10,561)
Increase	(1,352)	(1,024)	(74)	-	(439)	-	(2,889)
Decrease	-	-	-	-	-	-	-
Translation adjustments	3	5	-	-	(1)	-	8
Changes in scope	-	-	-	-	-	-	-
Reclassification	-	13	-	-	(3)	-	10
Amortization and depreciation of property, plant, and equipment at June 30, 2026	(6,019)	(3,728)	(231)	(4)	(3,451)	-	(13,432)

Net property, plant and equipment at January 1, 2026	9,696	16,177	586	-	590	1,069	28,119
Increase	(913)	(978)	(67)	-	(338)	1,449	(846)
Decrease	-	-	-	-	-	-	-
Translation adjustments	(6)	(17)	(1)	-	63	-	40
Changes in scope	-	-	-	-	-	-	-
Reclassification	273	(41)	-	-	2,992 (1)	(191)	3,033
Net property, plant and equipment at June 30, 2026	9,051	15,142	519		3,307	2,327	30,346

(1) The reclassification mainly relates to the commissioning of the QPU under the Saudi Aramco contract in May 2026. As of December 31, 2025, €2,578 thousand relating to this contract were classified as inventory.

There were no indications of impairment of property, plant & equipment as at June 30, 2026.

Note 7. Current assets

7.1. Inventories

Carrying amounts and changes during the period

	June 30, 2026			December 31, 2025
In € thousand	Gross	Impairment	Net	Gross	Impairment	Net

Raw materials and other supplies	7,690	-	7,690	6,166	-	6,166
Work in progress - goods	4,427	(321)	4,106	6,695	(1,552)	5,142
Inventories	12,117	(321)	11,796	12,861	(1,552)	11,309

In connection with the contract with Québec Inc., a subsidiary of DistriQ, Pasqal recognized an impairment of work in progress amounting to €1,552 thousand as of December 31, 2025 due to expected future costs to fulfill its obligations. As of June 30, 2026, management reassessed the net realizable value of the related work in progress and recognized a reversal of impairment of €1,231 thousand as such costs had substantially been incurred through June 30, 2026, resulting in an impairment balance of €321 thousand as of June 30, 2026.

No other impairment of inventory was recognized for the period ended June 30, 2026. Management believes that the impairment risk of the components in inventory is low, given the projected revenue for 2026 and the order backlog.

7.2. Cash and cash equivalents

In € thousand	June 30, 2026	December 31, 2025

Marketable securities	-	26
Cash and cash equivalents	110,835	73,736
Total	110,835	73,762

Cash and cash equivalents consist of cash at bank and on hand.

As of June 30, 2026, cash and cash equivalents include amounts received by the Group in connection with the Korean grant agreement and the IFA loan for €2,716 thousand and €4,637 thousand, respectively (compared to €2,832 thousand and €4,737 thousand as of December 31, 2025, respectively). Although these funds are contractually restricted to eligible expenditures and subject to reporting requirements, such restrictions do not affect the classification of the bank balance as cash and cash equivalents.

The carrying amount of cash and cash equivalents approximates their fair value due to their short-term nature. For information on the Group’s financial instruments measured at fair value, refer to Note 9.1 below.

Note 8. Consolidated Shareholders’ Equity

8.1. Issued share capital

8.1.1. Description of issued share capital

In € thousand	June 30, 2026	December 31, 2025

Number of shares	8,678,864	7,148,772
Par value	0,10	0,10
Paid-in capital in euros	868	715

As of June 30, 2026, the Company’s share capital amounted to €868 thousand, divided into 8,678,864 common shares with a par value of €0.10 each. Share premiums amounted to €211,131 thousand.

In the first half of 2026, the Group issued 499,769 Series C Shares through several capital increases in exchange for cash resulting in a total increase of €69,738 thousand, of which €50 thousand in share capital and €69,688 thousand in share premium. See Note 2 for further disclosures.

Each Series C Share issued under the Series C Financing carries attached share subscription warrants (collectively, the “BSA Ratchet warrants”) that may entitle the holder to subscribe, at nominal value, for additional Series C Shares upon the occurrence of certain contingent dilutive events (in particular, the issuance of new shares at a per-share price lower than €139.54, or the completion of an initial public offering — including in connection with the planned business combination — with a pre-money valuation of Pasqal S.A.S on a fully diluted basis lower than $2.0 billion). The BSA Ratchet warrants do not meet the definition of an equity instrument under IAS 32 and are accounted for as derivative financial liabilities measured at fair value through profit or loss in accordance with IFRS 9. Based on management’s assessment of facts and circumstances existing at the respective issuance dates and at June 30, 2026, including the expected progression of the contemplated business combination, the fair value of the BSA Ratchet warrants was determined to be immaterial. Accordingly, the proceeds received from the Series C Financing were allocated entirely to the Series C Shares issued. Subsequent to June 30, 2026, and following the completion of the Business Combination, all outstanding BSA Ratchet warrants expired in accordance with their contractual terms.

Following these Series C issuances, and upon completion of the Qualified Equity Financing as contractually defined in the ORA agreements, the ORAs were automatically redeemed in Series C Shares on March 2, 2026. As a result of this redemption, a total of 682,448 Series C Shares were issued to ORA holders on March 2, 2026 for a total amount of €95,230 thousand, of which €68 thousand in share capital, €73,154 thousand in share premium, and the remaining amount in reserves. See Note 9 for further disclosures.

During the first half of 2026, holders of BSPCEs exercised a total of 347,875 BSPCEs, resulting in the issuance of an equivalent number of ordinary shares. These exercises increased the Company’s share capital by €35 thousand and share premium by €100 thousand.

Capital increase costs directly attributed to these transactions amounted to €1,969 thousand and were recognized as a deduction from share premium.

As of June 30, 2026, the rights attached to the different classes of shares are as follows:

(i)	Equal rights to normal dividend distributions with other ordinary shareholders;

(ii)	Priority rights that breakdown by class of common shares as described below (in the event of a sale at a price per Share inferior to the Series C Share Subscription Price):

●	Series A, B and C:

Holders of Series A, Series B and Series C Shares benefit from the most senior economic rights in the distribution waterfall. Following an initial allocation of 10% of the proceeds distributed pro rata among all selling shareholders (regardless of share class), holders of Series A, Series B and Series C Shares are entitled, on a pari passu basis among themselves, to receive an amount equal to: (i) the subscription price paid for such shares, plus (ii) any declared but unpaid dividends, minus (iii) the nominal value of such shares (the “Liquidation Preference A/B/C). This preference ranks ahead of all other share classes. In the event of insufficient proceeds, the Liquidation Preference A/B/C is allocated pro rata among the relevant holders based on their respective entitlements.

●	Seed Shares

Holders of Seed Shares are entitled to receive, after satisfaction of the Liquidation Preference A/B/C, an amount equal to: (i) the subscription price paid for such shares, plus (ii) any declared but unpaid dividends, minus (iii) the nominal value of such shares (the “Liquidation Preference Seed”). In the event of insufficient proceeds, the Liquidation Preference Seed is allocated pro rata among the Seed Shareholders based on their respective entitlements.

●	Other common shares

Holders of Common Shares participate in the initial 10% allocation on a pro rata basis alongside all other share classes. Thereafter, Common Shares rank junior to all preferred share classes. Holders of Common Shares are only entitled to receive any residual proceeds remaining after full satisfaction of the Liquidation Preference A/B/C and the Liquidation Preference Seed if the Liquidation Preference A/B/C and/or the Liquidation Preference Seed is/are applicable, it being specified that if the Liquidation Preference A/B/C and/or the Liquidation Preference Seed is/are applicable, holders of Shares are entitled to 10% of the proceeds on a pro-rata basis, and then Common Shares are entitled to receive any residual proceeds remaining after full satisfaction of the Liquidation Preference A/B/C and the Liquidation Preference Seed.

●	Conversion of Preferred shares

The Series A Shares, Series B Shares and Series C Shares may be converted into common shares upon the occurrence of specific trigger events, notably an initial public offering. In particular, all preferred shares are automatically converted into common shares in the event of an IPO meeting predefined conditions, based on a 1:1 conversion ratio, subject to customary adjustments.

(iii)	In the event of a sale with a price per share higher than such subscription price, the price shall be distributed among the selling Shareholders in proportion to the share capital of the Company on an as-converted to common shares basis.

8.1.2. Distribution of dividends

The Company has not distributed any dividend during the period.

8.2. Other reserves

As of June 30, 2026, other reserves amounted to €95,500 thousand.

The share-based payments reserve is used to recognize the value of equity-settled share-based payments provided to employees, including key management personnel, as part of their remuneration. Refer to Note 8.3 for further disclosures of these plans.

There are no minority shareholders.

8.3. Warrants and options

8.3.1. Founder Share Subscription Warrants (“BSPCE”)

The fair value of the share options is measured at the grant date using a Monte-Carlo simulation model, taking into account the terms and conditions under which the options are granted.

The table below shows the BSPCE plans allocated in previous financial years as of June 30, 2026:

Plan	Number of BSPCE granted	Number of instruments vested	Number of instruments to be vested	Number of BSPCE cancelled	Number of BSPCE exercised (1)	Number of BSPCE outstanding	Exercise price	Vesting period
BSPCE 04_2019	340,000	-	-	-	340,000	-	€0.37	4 years
BSPCE 07_2019	30,000	-	-	-	30,000	-	€0.37	4 years
BSPCE 04_2021	95,100	79,000	-	15,000	1,100	79,000	€14.85	4 years
BSPCE 12_2021	69,700	19,800	9,500	40,369	31	29,300	€32.22	4 years
BSPCE 12_2023	130,100	54,900	26,100	49,100	-	81,000	€73.17	4 years
BSPCE 06_2024	63,386	31,242	25,019	7,050	75	56,261	€74.00	4 years
BSPCE 10_2024	5,500	1,450	4,050	-	-	5,500	€74.00	4 years
BSPCE 04_2025	92,400	23,074	69,226	100	-	92,300	€74.00	4 years
BSPCE 10_2025 DG	286,920	121,152	165,768	-	-	286,920	€73.17	48 months
BSPCE 10_2025	138,460	60,576	77,884	-	-	138,460	€73.17	48 months
BSPCE 11_2025	68,700	3,975	61,925	2,800	-	65,900	€74.00	4 years
BSPCE 03_2026 (2)	72,492	36,246	36,246	-	-	72,492	€73.17	48 months
BSPCE 07_2026 (3)	500,388	125,097	375,291	-	-	500,388	€50.00	48 months
Total	1,893,146	556,512	851,009	114,419	371,206	1,407,521

(1)	Of which 347,875 BSPCEs exercised during the first half of 2026. See Note 8.1 for further disclosures.
(2)	BSPCE 03_2026 correspond to the increase in certain executives’ awards decided by the Remuneration Committee on March 12, 2026.
(3)	BSPCE 07_2026 were granted to certain executives. In accordance with IFRS 2.IG4, a portion of the expense was recognized in H1 2026, reflecting services received from February 2026, although the grant was formally approved only on 28 July 2026.

The Group accounts for the BSPCE plans as equity-settled plans.

8.3.2. Options

Plan	Grant date by the Chairman	Number of options granted	Number of options cancelled	Number of options exercised	Number of options outstanding	Exercise price	Vesting Period
Options 2024	July 29, 2024	10,385	-	-	10,385	€0.0001	2 years

These options are classified as equity-settled plans. The table below shows the outstanding options as of June 30, 2026:

Note 9. Financial liabilities

9.1. Changes during the period in current and non-current borrowings

Carrying amounts and changes during the period

In € thousand	Long-term borrowing from credit institutions – non-current	Issue of investments and advances of the state – non-current	Other loans and financial debts – non-current	Total
Borrowings – non-current at January 1, 2026	1,900	1,231	4,510	7,640
Subscription	-	83	-	83
Reimbursement	-	-	-	-
Translation adjustments	(14)	-	62	48
Changes in scope	-	-	-	-
Reclassification	(440)	(1)	(46)	(487)
Fair value and other changes	152	-	361	512
Borrowings – non-current at June 30, 2026	1,597	1,312	4,887	7,796

Non-current borrowings mainly include:

-	BPI loans for an outstanding amount of €1,527 thousand (€1,810 thousand in 2025).

-	Canadian Investissement Québec loan including capitalized interests for €2,650 thousand (€2,580 thousand in 2025).

-	IFA loan for an outstanding amount of €2,236 thousand (€1,930 thousand in 2025).

BPI Amorçage Investissement (fixed rate of 3.57%), BPI Innovation R&D (fixed rate of 0.71%), the Canadian loan (fixed rate of 4.09%) and the IFA loan (fixed rate of 3.55%) bear interest rates below the prevailing market rate for comparable instruments. In accordance with IFRS 9, these borrowings were initially recognized at fair value based on market borrowing rates. The difference between the cash proceeds received and the initial fair value of each loan constitutes a government grant under IAS 20 and is presented as deferred income from government grants, recognized in profit or loss on a systematic basis over the respective borrowing terms See Note 11 for further disclosure.

In € thousand	Bond issues - current	Long-term borrowing from credit institutions - current	Accrued interests on loans	Other loans and financial debts - current	Current bank borrowings and overdrafts	Issue of investments and advances of the state - current	Total
Borrowings - current at January 1, 2026	102,278	2,711	43	111	14	7	105,164
Subscription	-	-	227	-	-	-	227
Reimbursement	-	(602)	-	-	(7)	(4)	(612)
Conversion	(95,230)	-	-	-	-	-	(95,230)
Translation adjustments	-	-	3	(1)	-	-	2
Changes in scope	-	-	-	-	-	-	-
Reclassification	-	440	(137)	47	-	1	351
Fair value and other changes	(7,048)	-	-	-	-	-	(7,048)
Borrowings - current at June 30, 2026	-	2,549	137	157	7	5	2,854

Change in current borrowings as of June 30, 2026 mainly related to the redemption of the ORAs.

In 2025, the Group issued ORAs for a total amount of €68,295 thousand. These instruments were designated in full at fair value through profit or loss and classified within Level 3 of the fair value hierarchy.

In February 2026, the Group completed the capital increase (Series C financing) – see Notes 2 and 8. Following these Series C issuances, and upon completion of the Qualified Equity Financing as contractually defined in the ORA agreements, the ORAs were automatically redeemed in Series C Shares on March 2, 2026. As a result of this redemption, a total of 682,448 Series C Shares were issued to ORA holders on March 2, 2026.

Their fair value at redemption date was determined based on the contractual conversion terms, under which the amount delivered to investors in shares is equal to the nominal amount plus accrued interest, multiplied by a contractual conversion factor contractually defined between 1/0.65 and 1/0.85, depending on the period elapsed between the subscription date and the occurrence of the Qualified Equity Financing event. As of March 2, 2026, the ORAs were remeasured at €95,230 thousand, the corresponding change in fair value was recognized as a gain in profit or loss under “Change in fair value of financial liabilities at FVPL” for €7,048 thousand.

The ORAs were derecognized upon conversion into equity instruments, with the corresponding amount reclassified from financial liabilities to equity.

Further information on the Group’s fair value measurement policies, including the IFRS 13 fair value hierarchy, valuation techniques, significant unobservable inputs and sensitivity analyses relating to these instruments, is provided in Note 18 to the consolidated financial statements as of 31 December 2025.

9.2. Breakdown of borrowings and other loans by maturity

As of June 30, 2026

In € thousand	June 30, 2026	< 1 year	Between 1 and 5 years	Beyond

Long-term borrowing from credit institutions – non-current	1,597	-	1,597	-
Issue of government loans – non-current	1,312	-	1,312	-
Other loans and financial debts – non-current	4,887	-	1,544	3,343
Borrowings – non-current	7,796	-	4,454	3,343

Long-term borrowing from credit institutions – current	2,549	2,549	-	-
Accrued interests on loans	137	137	-	-
Other loans and financial debts - current	157	157	-	-
Current bank borrowings and overdrafts	7	7	-	-
Issue of government loans – current	5	5	-	-
Borrowings – current	2,854	2,854	-	-

9.3. Breakdown of borrowings and other loans by maturity (undiscounted Cash Flows)

As of June 30, 2026

In € thousand	June 30, 2026	< 1 year	Between 1 and 5 years	Beyond
Long-term borrowing from credit institutions – non-current	1,870	-	1,870	-
Issue of investments and advances of the state – non-current	1,312	-	1,312	-
Other loans and financial debts – non-current	8,599	-	4,130	4,469
Borrowings – non-current	11,782	-	7,312	4,469
Long-term borrowing from credit institutions - current	2,802	2,802	-	-
Accrued interests on loans	137	137	-	-
Other loans and financial debts - current	157	157	-	-
Current bank borrowings and overdrafts	7	7	-	-
Issue of investments and advances of the state - current	5	5	-	-
Borrowings - current	3,108	3,108	-	-

Note 10. Share-based payments

10.1. Share-based payment arrangements

A description of BSPCEs and options is provided in Note 8.

The liability associated with the share appreciation rights (SARs) awards is measured both at initial recognition and at each reporting date until settlement, based on the fair value of the SARs, determined using a Monte-Carlo simulation model that reflects the terms of the grant and the extent of services rendered by employees.

The table below shows the SARs allocated in previous financial years as of June 30, 2026:

Plan	Number of SAR granted	Number of instruments vested	Number of instruments to be vested	Number of SAR cancelled	Number of SAR exercised	Number of SAR outstanding	Exercise price	Vesting Period
SAR 2022	146,100	103,500	-	40,700	1,900	103,500	€14.85	4 years
SAR 2023	17,700	8,700	2,800	6,200	-	11,500	€73.17	4 years
SAR 06_2024	52,763	23,050	11,982	17,731	-	35,032	€74.00	4 years
SAR 10_2024	4,180	440	1,080	2,660	-	1,520	€74.00	4 years
SAR 04_2025	4,400	2,200	2,200	-	-	4,400	€74.00	4 years
SAR Aeponyx	32,400	8,100	24,300	-	-	32,400	€74.00	4 years
SAR 2025	8,700	1,150	7,550	-	-	8,700	€74.00	3 to 4 years
SAR 2026	20,000	10,312	9,688	-	-	20,000	€74.00	48 months
Total	286,243	155,890	61,162	67,291	1,900	217,052

10.2. IFRS 2 expense

A breakdown of this expense by plan is shown in the following table:

	For the six-month period ended
in € thousand	June 30, 2026	June 30, 2025
BSPCE(1)	23,143	355
Management option	186	192
Free share plan	5	11
SAR	4,000	472
Total	27,334	1,031

(1)	The increase primarily reflects the recognition of share-based compensation expense relating to additional BSPCE grants awarded to certain executives, together with expense recognized in respect of existing share-based payment plans (see Notes 8.3 and 17 for further disclosures).

The portion of this expense recognized against equity amounted to €23,334 thousand and was recorded within other reserves, whereas the portion recognized against liability amounted to €4,000 thousand and was recognized under employee benefit liabilities.

The following inputs were used in the valuation of the equity-settled plans granted during the first half of 2026 and the cash-settled plans, for the period ended June 30, 2026:

Assumption	June 30, 2026

Risk-free rate	2.4% - 3.1%
Expected volatility	120.3% - 132.8%
Expected exit horizon	3.0 - 6.0 years
Fair value of underlying share	€96.16 - €100.48

●	Risk-free rate: the risk-free rate applied in the valuation corresponds to the yield on French government bonds, using a maturity consistent with the expected exit horizon.

●	Volatility analysis: the volatility assumption is derived from the observed share-price volatility of publicly listed companies operating in an industry comparable to Pasqal. The selected volatilities are measured over periods aligned with the various exit scenarios considered. Volatility is calculated on a weekly basis and subsequently annualized.

●	Exit date assumption: a probabilistic distribution of potential exit dates is applied.

●	Fair value of the underlying share: The valuation of the common shares is indirectly derived from the overall valuation of the Group. The total equity value is projected using a Monte Carlo simulation, incorporating assumptions regarding share price volatility and the expected timing of an exit event (based on the same assumptions as those used as inputs for the options).

Under each simulated exit scenario, the corresponding equity value is allocated across the various classes of shares in accordance with their respective economic rights. The fair value of Pasqal’s common shares is therefore determined as the average of the simulated values attributable to common shares, discounted at the risk-free rate.

These assumptions are not necessarily indicative of exercise patterns that may occur.

Note 11. Deferred income from government grants

Breakdown of deferred income from government grants is as follows:

In € thousand	June 30, 2026	December 31, 2025

Deferred income from Government grants - non-current	10,023	9,484
Deferred income from Government grants - current	6,931	7,409
Total deferred income from Government grants	16,955	16,893

As of June 30, 2026, deferred income from government grants mainly includes:

-	€2,209 thousand related to Pasquops, recognized as non-current deferred income from government grants;

-	€1,081 thousand related to EIC Accelerator program, of which €582 thousand is classified as non-current;

-	€1,269 thousand related to i-Nov, of which €1,250 thousand is classified as non-current;

-	€987 thousand related to i-Demo, of which €741 thousand is classified as non-current;

-	€946 thousand related to Panda, recorded as current deferred income from government grants;

-	€622 thousand related to CEPREQ, of which €457 thousand is classified as non-current;

-	€3,847 thousand related to the grant component of the BPI, Pasqal Canada Investissement Québec and IFA loans, classified as current;

-	€2,716 thousand related to the Korean grant, of which €1,901 thousand is classified as non-current.

-	€1,914 thousand related to the French Research Tax Credit (“CIR”), recognized as non-current deferred income from government grants.

Note 12. Contract liabilities

Carrying amounts and movements during the period

In € thousand	Contract liabilities
Contract liabilities at January 1, 2025	19,068
Billings	9,997
Revenue recognized from contract liabilities	(6,127)
Translation adjustments	(1,012)
Interest accretion increase (1)	2,718
Interest accretion release to revenue	(1,667)
Contract liabilities at December 31, 2025	22,977
Billings	5,445
Revenue recognized from contract liabilities	(1,421)
Translation adjustments	51
Interest accretion increase (1)	1,185
Interest accretion release to revenue	-
Contract liabilities at June 30, 2026	28,237

(1)	The accretion reflects the unwinding of discount related to significant financing component identified under IFRS 15.

For the period ended June 30, 2026, the increase mainly reflects the timing difference between the Group’s billing schedule and the satisfaction of its performance obligations, notably with respect to DistriQ.

Interest expense recognized in respect of the significant financing component amounted to €1,185 thousand for the period ended June 30, 2026 and €1,251 thousand for the period ended June 30, 2025.

All contract liabilities are expected to be settled within the Group’s normal operating cycle and are therefore classified as current liabilities.

Note 13. Revenue

13.1. Breakdown of revenue

	For the six-month period ended
in € thousand	June 30, 2026	June 30, 2025

QPU sales	-	-
QPU-related services (1)	3,944	2,943
Cryostat sales	927	1,342
Total by products or services	4,872	4,286

(1)	QPU-related services are mainly made of R&D services for €2,889 thousand (€2,943 thousand in 2025) and QPU upgrade services for €750 thousand (nil in 2025).

	For the six-month period ended
in € thousand	June 30, 2026%		June 30, 2025%

France	3,145	65%	3,213	75%
Germany	806	17%	9	0%
Rest of Europe	335	7%	448	11%
Saudi Arabia	310	6%	38	1%
North America	271	6%	157	4%
Asia Pacific	-	-	208	4%
Rest of the world	5	0%	212	5%
Total	4,872	100%	4,286	100%

As of June 30, 2026, two customers each accounted for more than 10% of the Group’s consolidated revenue, generated from QPU-related services in France and Germany. These two customers together accounted for 66% of the Group’s consolidated revenue (€3,206 thousand).

As of June 30, 2025, one customer accounted for more than 10% of the Group’s consolidated revenue, generated from QPU-related services in France. This customer accounted for 51% of the Group’s consolidated revenue (€2,200 thousand).

13.2. Remaining performance obligations

The amount of the order book (firm orders not fulfilled) and the provisional schedule for the fulfilment of the unfulfilled performance obligations is as follows:

in € thousand	June 30, 2026

Completion expected in the second half of 2026	12,491
Completion expected in 2027 and beyond	24,300
Total order book	36,791

Unfulfilled performance obligations as of December 31, 2025 were as follows:

in € thousand	December 31, 2025

Completion expected in 2026	15,288
Completion expected in 2027 and beyond	20,144
Total order book	35,432

No expected revenue was included for Quebec Inc. due to the significant uncertainty on variable consideration.

Note 14. Professional services and other services

External services primarily comprise fees for outsourced activities, including external professional services, lease expenses that fall outside the scope of IFRS 16 – Leases, and other miscellaneous expenses. For the six-month period ended June 30, 2026, professional services and other services amounted to €19,553 thousand (compared with €8,261 thousand for the six-month period ended June 30, 2025).

The increase was primarily driven by higher fees for external professional services fees, which amounted to €15,501 thousand for the six-month ended June 30, 2026, compared with €4,552 thousand for the corresponding period in 2025. These fees mainly comprise legal, consulting and audit fees incurred in connection with the completion of the Business Combination Agreement and the related listing process (see Note 20 for further details).

Note 15. Income taxes

The table below shows the allocation of income tax expense between current and deferred taxes:

	For the six-month period ended
In € thousand	June 30, 2026	June 30, 2025

Corporation tax	-	0
Deferred taxes	(20)	31
Income tax	(20)	31

The difference between the theoretical tax charge and the actual income tax expense mainly results from tax losses carried forward for which no deferred tax assets have been recognized.

Note 16. Loss per share

The following table reflects the calculation of the basic and diluted earnings per share.

in € thousand	June 30, 2026	June 30, 2025

Numerator
Loss for the period from continuing operations	(53,236)	(26,118)
Loss attributable to common shareholders from continuing operations	(53,236)	(26,118)
Denominator
Weighted average number of ordinary shares outstanding used in computing basic loss per share	8,021,947	6,923,000
Loss per share - basic	(6.6)	(3.8)

As the Group reported a loss of €53,236 thousand for the period ended June 30, 2026 (€26,118 thousand for the period ended June 30, 2025), diluted loss per share excludes all instruments that could potentially dilute earnings per share in the future periods. They were not included in the calculation of diluted earnings per share because they are antidilutive for the period presented.

Notwithstanding the above, the ORAs outstanding prior to their conversion into ordinary shares on 2 March 2026 had a dilutive effect on earnings per share for the six-month period ended 30 June 2026, primarily as a result of the fair value remeasurement gain recognized prior to conversion (see Note 9). Accordingly, diluted loss per share amounted to €7.3, compared with the basic loss per share of €6.6. The calculation of diluted loss per share for the period is presented below. No comparable dilutive effect was recognized in the six-month period ended 30 June 2025. Accordingly, diluted loss per share was identical to basic loss per share.

in € thousand	June 30, 2026	June 30, 2025
Numerator
Loss for the period from continuing operations	(53,236)	(26,118)
Effect of change of fair value of ORA before conversion	7,048	-
Adjusted Loss for the period	(60,284)	(26,118)

Denominator
Weighted average number of shares for basic loss per share	8,021,947	6,923,000
Dilutive effect of ORA before conversion	226,226	-
Adjusted weighted average number of diluted shares	8,248,173	6,923,000

Loss per share - diluted	(7.3)	(3.8)

As of June 30, 2026, the total number of ordinary shares and potential ordinary shares related to instruments that could potentially dilute basic earnings per share amounted to 10,209,577 (as of June 30, 2025: 7,964,184), including contingently issuable upon settlement of contingent consideration arrangements.

These potentially dilutive instruments consisted of 1,407,521 BSPCEs (as of June 30, 2025: 800,300), 15,885 other equity-settled instruments (as of June 30, 2025: 26,270), and 107,307 shares related to contingent consideration arrangements granted to the former shareholders of Aeponyx (as of June 30, 2025: 214,614). See Notes 8, 10 and 17 for further details on these instruments.

Subsequent to June 30, 2026, the Company completed the March 2026 Financing, which included the issuance of Convertible Bonds initially convertible into 26,041,667 ordinary shares and 32,552,083 Warrants exercisable for ordinary shares. As these instruments were issued after the reporting date, they were not included in the calculation of potentially dilutive instruments. See Note 20.4 for further disclosures.

Note 17. Related party disclosures

17.1. Related parties transactions and balances

Transactions and balances (excluding KMP compensation)

Related party transactions mainly relate to shareholders, directors and entities controlled or significantly influenced by members of the Group’s key management personnel or Supervisory Board.

The following transactions and balances with related parties occurred during the period:

in € thousand	June 30, 2026	December 31, 2025

Assets
Receivables	238	-
Government grant receivables	2,302	2,493
Liabilities
Borrowings	(4,027)	(24,461)
Deferred income from grants	(5,168)	(5,454)
Other current liabilities	(113)	(291)

in € thousand	June 30, 2026	June 30, 2025

Income
Revenue	285	-
Government grant income	401	358
Expenses
Professional services	(286)	(646)
Interest expense	(35)	(213)

Key management personnel (KMP) compensation

Key management personnel comprise members of Group’s executive management team and members of Supervisory Board who have authority and responsibility for planning, directing and controlling the activities of the Group. As of June 30, 2026, key management personnel consist of 17 individuals (as of June 30, 2025: 10 individuals), including individuals who ceased their functions during the period.

in € thousand	June 30, 2026	June 30, 2025

Employee short-term benefits	(2,006)	(939)
Pension expense	(4)	(13)
Share-based payment transactions(1)	(23,622)	(77)
Total compensation recognized to key management personnel	(25,633)	(1,028)

(1)	The increase in share-based payment expense in the period ended June 30, 2026 mainly relates to the recognition of share-based compensation expense related to BSPCE grants awarded during 2026. See Notes 8.3 and 10 for further disclosures.

The amounts disclosed above represent expenses recognized in profit or loss during the reporting period in respect of key management personnel.

17.2. Commitments with related parties

The Group has committed to issue a maximum of 107,307 contingent consideration shares in connection with the acquisition of Aeponyx to former owners of Aeponyx, who became members of key management personnel following the acquisition. See Note 20 for further disclosures.

Note 18. Off-balance-sheet commitments

18.1. Commitments given

In € thousand	June 30, 2026	December 31, 2025
Guarantees and collateral granted in connection with financing arrangements (a)	22,413	22,089
Other commitments given (b)	21,735	21,218
Total	44,148	43,307

(a) Guarantees and collateral granted in connection with financing arrangements

These commitments mainly comprise:

-	a corporate guarantee granted by Pasqal S.A.S in connection with the USD 15,000 thousand loan entered into by Pasqal USA with the Illinois Finance Authority, amounting to €13,165 thousand as of June 30, 2026; and

-	a corporate guarantee granted by Pasqal S.A.S to Investissement Québec in connection with the CAD 15,000 thousand loan entered into by Pasqal Canada, amounting to €9,248 thousand as of June 30, 2026.

(b) Other commitments given

These commitments mainly comprise:

-	commitments and guarantees entered into in connection with customer contracts, notably the first-demand bank guarantees issued in connection with the Saudi Aramco and Cineca contracts, amounting respectively to €9,462 and €1,299 thousand as of June 30, 2026;

-	security interests and counter-guarantees provided in connection with these bank guarantees, comprising:

o	a pledge granted to HSBC over a receivable relating to a term deposit in connection with the Saudi Aramco guarantee, amounting to €7,570 thousand as of June 30, 2026; and

o	in connection with the Cineca guarantee, a cash collateral pledged to HSBC amounting to €260 thousand and a counter-guarantee provided by Bpifrance to HSBC amounting to €1,039 thousand as of June 30, 2026; and

-	the commitment granted to BDC Capital Inc. in connection with the Aeponyx promissory note amounting to CAD 3,000 thousand (approximately €1,866 thousand) as of June 30, 2026.

18.2. Commitments received

In € thousand	June 30, 2026	December 31, 2025
Undrawn Investissement Québec facility	5,983	6,029
Undrawn Illinois Finance Authority facility	7,899	7,671
Undrawn Korean government grant facility	10,865	11,168
Other commitments received	560	-
Total	25,307	24,868

As of June 30, 2026, the Group had access to an undrawn credit facility with Investissement Québec amounting to CAD 9,704 (approximately €5,983 thousand) thousand, out of a total available facility of CAD 15,000 thousand (approximately €9,248 thousand).

In addition, the Group benefits from a financing arrangement with the Illinois Finance Authority totaling USD 15,000 thousand (approximately €13,165 thousand), of which USD 6,000 thousand (approximately €5,266 thousand) had been drawn as of June 30, 2026, leaving USD 9,000 thousand (approximately €7,899 thousand) available for future drawdown.

In addition, the Group has access to the residual undrawn portion of the cash grant agreement entered into with the Korean Government on November 7, 2025, for a maximum total amount of KRW 24 billion (approximately €14,000 thousand), of which €2,716 thousand had been received as of June 30, 2026 and recognized as deferred income (see Note 11). The undrawn portion remains available subject to the Group’s continued compliance with the conditions of the agreement, including committed investment expenditures, employment targets and use of funds for eligible cost categories.

Note 19. Changes in working capital related to operating activities

In € thousand	June 30, 2026	June 30, 2025

CASH FLOW USED IN OPERATING ACTIVITIES
Consolidated net loss	(53,236)	(26,118)

Depreciation of PPE, amortization of intangible assets and impairments	4,353	4,284
Change in provisions	96	(4,407)
Equity-settled share-based payments & other personnel expense(1)	23,391	692
Change in fair value of financial liabilities at FVTPL	(7,048)	3,033
Gain and losses on disposal of assets	-	(11)
Financial expense – non-cash items	1,728	2,665
Income tax – non-cash items	20	(31)
Interest paid	188	406
Change in operating working capital	5,314	(468)
Cash used in operating activities	(25,194)	(19,956)

(1)	Includes equity-settled share-based payment expense for €23,334 thousand (€559 thousand in 2025) and expense relating to post-combination services in relation with the MCF acquisition for €56 thousand (€133 thousand in 2025).

Change in operating working capital is disclosed below:

In € thousand	June 30, 2026	June 30, 2025
Change in operating working capital	5,314	(468)
Change in inventories (1)	(3,497)	(2,802)
Change in trade receivables and related accounts	(494)	780
Change in other receivables	(5,636)	(7,213)
Change in trade payables and related accounts	4,368	3,756
Change in contract liabilities	4,024	2,033
Change in other liabilities	6,550	2,976

(1)	Difference with the change in inventory in the consolidated statement of profit or loss is mainly explained by items that do not impact profit or loss, including foreign exchange effects and certain reclassifications (see Note 6.3 for further disclosures).

Note 20. Events after the reporting period

20.1. Completion of Business Combination and Listing

On August 5, 2026, the SEC declared effective the registration statement filed in connection with the Business Combination. On August 27, 2026, Bleichroeder, Merger Sub and Pasqal Holding SAS consummated the Business Combination as described in Note 2. Former Pasqal Holding SAS shareholders exchanged their shares for equity interests in New Pasqal using an exchange ratio of approximately 22.736 (the “Exchange Ratio”), resulting in the issuance of 199,999,960 New Pasqal ordinary shares. Upon completion of the Business Combination, the combined company became a publicly traded company and its ordinary shares commenced trading on the Nasdaq stock market under the ticker symbol “PSQL”. In addition, the company’s Warrants commenced trading on Nasdaq under the ticker symbol “PSQLW”.

The Business Combination constitutes a significant non-adjusting subsequent event that did not affect the measurement of assets and liabilities as of June 30, 2026 and therefore has not been reflected in these financial statements. The amount in trust after redemptions amounted to €27.7 million. The Business Combination will be accounted for as a capital reorganization within the scope of IFRS 2. Bleichroeder will be treated as the acquired company for accounting purposes, with Pasqal Holding SAS being the acquirer. The net assets of Bleichroeder will be stated at historical cost, with no goodwill or other intangible assets recorded. In accordance with IFRS 2, any excess of the fair value of New Pasqal ordinary shares issued to Bleichroeder shareholders over the fair value of the identifiable net assets of Bleichroeder acquired represents compensation for the service of a stock exchange listing and will be expensed as incurred. The transaction is expected to result in the recognition of a listing services expense in profit or loss of approximately €115.6 million, representing the excess of the estimated fair value of the New Pasqal ordinary shares issued (approximately €102.5 million) over Bleichroeder’s net liabilities (approximately €13.1 million).

20.2. Groupe reorganization

●	On April 7, 2026, the technical milestone underlying the issuance of 55,384 Milestone Shares in connection with the Aeponyx acquisition was determined to have been successfully achieved. As a result, and following delivery of the notice of the conversion event required under the share purchase agreement, the Milestone Shares were converted automatically into an equivalent number of Exchangeable Shares effective as of August 25, 2026. On August 27, 2026, the Exchangeable Shares then outstanding were acquired by Circuits intégrés photoniques Inc., an indirect wholly owned subsidiary of Pasqal Holding S.A.S., in consideration for the issuance by Pasqal Holding S.A.S. directly to the holders of an equal number of Pasqal Holding S.A.S. Series C shares. This event will be reflected in the Group’s consolidated financial statements for the year ending December 31, 2026.

●	Subsequent to June 30, 2026, and prior to the consummation of the Merger, the Company implemented several modifications to its share-based payment arrangements in connection with its corporate reorganization and the creation of Pasqal Holding SAS, resulting in the issuance of 440,131 BSPCEs. These modifications included:

o	The replacement of outstanding BSPCE awards. The replacement awards were implemented to align existing plans with the post-transaction capital structure and to ensure the continuity of employee and executive participation in the future growth of the Group. As part of this process, an additional 19,070 BSPCEs were granted to preserve the economic position of holders affected by the alignment of existing plans. The modifications will be accounted for prospectively under the IFRS 2 modification guidance. The Company does not expect any material incremental fair value to arise from these modifications.

o	The grant of 12,000 BSPCEs to certain employees. As these awards had not been communicated to the beneficiaries as of June 30, 2026, they do not impact the financial statements for the period then ended.

●	In connection with the Merger, each BSPCE was assumed by New Pasqal and grants the right to subscribe for ordinary shares, with the number of shares adjusted to reflect the Exchange Ratio provided by the French Merger Agreement dated July 3, 2026, as amended on July 27, 2026. Each BSPCE remains subject to the same terms and conditions as were applicable to the corresponding BSPCE as of immediately prior to the effective time of the Merger (including vesting, exercise period and expiration date).

The SAR agreements will be amended by way of an addendum with each beneficiary so that (i) the underlying share used for calculation purposes upon the occurrence of a liquidity event is a share of New Pasqal, and (ii) the liquidity events triggering the payment of the bonus are liquidity events occurring at the level of New Pasqal.

The replacement of Pasqal Holding SAS awards with New Pasqal awards shall be subject to modification accounting under IFRS 2. Given that the terms will be substantially the same as those in effect immediately prior to the closing of the Merger, the Company expects no material incremental fair value impact.

20.3. Business

●	On August 12, 2026, Pasqal entered into a research collaboration agreement with King Abdulaziz City for Science and Technology (“KACST”), represented by its National Center for Quantum Technologies, to advance research and development in quantum technologies in the Kingdom of Saudi Arabia. The collaboration focuses on the development and validation of quantum-safe cryptographic solutions by combining Pasqal’s neutral-atom quantum computing technology and cloud services with KACST’s research infrastructure. The agreement further expands the Company’s presence in Saudi Arabia and complements its existing activities in the region, including the deployment of QPUs with the Saudi Arabian Oil Company. While the collaboration reflects the parties’ shared intention to explore broader opportunities in quantum technologies, the agreement does not provide for any commercial commitments, and there can be no assurance that the collaboration will result in future commercial arrangements or products.

●	On 17 September 2026, Pasqal announced a strategic partnership with USA Rare Earth and Riven Systems to explore the use of quantum machine learning and automated experimentation to improve rare earth separation processes. The collaboration aims to identify and optimize novel extractant molecules for rare earth processing and further demonstrates the expansion of Pasqal’s quantum computing applications in industrial use cases.

20.4. Financing

●	Substantially concurrently with the Closing, the Company consummated the March 2026 Financing, pursuant to which the Company issued $312.5 million aggregate principal amount of Convertible Bonds, initially convertible into 26,041,667 ordinary shares at an initial conversion price of $12.00 per ordinary share, together with 32,552,083 Warrants initially exercisable at $12.00 per ordinary share subject to certain adjustments as set forth therein, for an aggregate subscription price of $250.0 million, reflecting a 20% original issue discount. The Convertible Bonds require settlement through the delivery of a variable number of the New Pasqal’s own equity instruments and do not meet the criteria for equity classification. Accordingly, the host convertible bond is qualified for and classified as a financial liability in accordance with IAS 32 and is designated as a financial liability measured at fair value through profit or loss (“FVTPL”). The Warrants are freestanding instruments that do not meet the fixed-for-fixed criterion for equity classification and are classified as derivative financial liabilities measured at FVTPL. At initial recognition, both instruments will be measured at their respective fair values and any difference with the total proceeds received will result in a day-one gain or loss. The Company estimates the fair value of the Convertible Bonds and Warrants at approximately €278.5 million and €99.8 million, respectively. As total proceeds amounted to €212.8 million, the transaction is expected to result in a day-one loss of approximately €165.5 million upon issuance.

20.5. Changes in scope of consolidation

●	On 24 July 2026, the Group incorporated Pasqal UK Hardware R&D Ltd as a wholly owned subsidiary of Pasqal SAS. The entity was established to support the Group’s research and development activities in quantum computing technologies.

●	On 24 August 2026, the Group announced an agreement with Eleven Ventures to establish a joint venture intended to deploy, commercialize and scale Pasqal’s quantum computing systems across the Kingdom of Saudi Arabia and the broader Middle East and North Africa region. The joint venture is expected to support the Group’s international expansion and strengthen its presence in the region.